EXHIBIT 21

Subsidiaries of QuickLogic Corporation

Name	Jurisdiction

QuickLogic International, Inc.	Delaware
QuickLogic Kabushiki Kaisha	Japan
QuickLogic (India) Private Limited	India
QuickLogic (Shanghai) Trading Limited SensiML Corporation	China Delaware